December 23, 2008

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed March 19, 2008
        Form 10-Q for Period Ended March 31, 2008
        Filed May 9, 2008
        Form 10-Q for Period Ended June 30, 2008
        Filed August 7, 2008
        Form 10-Q for Period Ended September 30, 2008
        Filed November 7, 2008
        File No. 001-11299

Dear Mr. Owings:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. Theodore H. Bunting, Jr. dated December 9, 2008. For the convenience of the Staff, the Staff's comments are reproduced and are followed by the corresponding responses of Entergy.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

Comment 1: We note your response to comment one in our letter dated November 7, 2008. Please provide the clarification of the section headings you are proposing, as you confirmed you would provide in your response to our letter dated September 29, 2008. In addition, please tell us whether the disclosure you have provided from the Third Quarter 2008 Form 10-Q will be the type of disclosure you will provide in your 2009 Form 10-K.

Response: The Staff's original comment one in your letter dated September 29, 2008 regarding our "Significant Factors and Known Trends" section of Management's Financial Discussion and Analysis called to our attention two reasons why that section heading should be improved. First, it could imply that the section did not discuss uncertainties, and second, it could imply that significant factors, known trends, and uncertainties were not also discussed elsewhere in Management's Financial Discussion and Analysis. We discussed both of these issues in our letter to you dated October 13, 2008.

For our Third Quarter 2008 Form 10-Q we addressed the first of these issues by renaming the section "Significant Factors, Known Trends, and Uncertainties." Because in our Form 10-Qs we generally try to follow the sections as outlined in the Form 10-K, we did not make additional changes in the Third Quarter 2008 Form 10-Q. For our upcoming Form 10-K filing, however, we will address both issues by eliminating that section heading and using major section headings that more specifically describe the material in each section. As of this time, we expect to have the following major section headings in Management's Financial Discussion and Analysis in our 2008 Form 10-K.

Plan to Pursue Separation of Non-Utility Nuclear
Hurricane Gustav and Hurricane Ike
Results of Operations
Liquidity and Capital Resources
Rate, Cost-recovery, and Other Regulation
Market and Credit Risk Sensitive Instruments
Critical Accounting Estimates
New Accounting Pronouncements

We confirm that the disclosure from our Third Quarter 2008 Form 10-Q that we provided in our letter dated November 18, 2008 will be the type of disclosure that we will provide in our 2009 Form 10-K.

Form 10-Q for the Period Ended September 30, 2008

Comment 2: We note that a number of the Sections 302 and 906 certifications for your Form 10-Q for the period ending September 30, 2008 were signed by your chief accounting officer. These amend this 10-Q to revise the Sections 302 and 906 certifications so they are provided by your chief financial officer or tell us why it is inappropriate to do so.

Response: Rules 13a-14(a) and 15d-14(a) provide that "[e]ach principal executive and principal financial officer of the issuer, or persons performing similar functions, at the time of filing of the report must sign a certification." During the third quarter 2008 and at the time of the filing of the Form 10-Q for the period ended September 30, 2008, I was the person performing the functions of the principal financial officer of Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas. Although Jay A. Lewis, who previously signed the certifications for those six companies, still nominally holds the title of chief financial officer for those six companies, he has been named as the chief accounting officer of the Non-Utility Nuclear business that Entergy plans to spin-off to its shareholders. Mr. Lewis was engaged during the third quarter 2008 and at the time of the filing of the Form 10-Q for the period ended September 30, 2008 in performing duties related to the spin-off transaction. Therefore, I was the appropriate person under the rules to sign the certifications for those companies, as I was performing the functions of the principal financial officer for those six companies at the time of the Form 10-Q filing. We note that the Division of Corporation Finance has stated in Compliance and Disclosure Interpretation No. 161.05 that where another individual is performing the functions of a principal executive officer (and by analogy, a principal financial officer) instead of the titular chief executive officer, the company should disclose in the filing that the certifying individual is performing the functions of the principal executive officer. We confirm that, in future filings, we will disclose this information to the extent applicable to our certifications.

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If you would like to discuss Entergy's response to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc: J. Wayne Leonard
      Leo P. Denault
      Steven V. Wilkinson
      Ronald E. Alper
      Mara Ransom